SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	LanguageLoop Implements NICE CXone to Transform its Customer Experience Operations, dated March 1, 2023.

99.2	NICE Workforce Management Transforms Operations for Alteram Solutions, dated March 7, 2023.

99.3	NICE CXone Selected by Whakarongorau Aotearoa to Improve Contact Center Operations, dated March 8, 2023.

99.4	NICE Actimize 2023 Fraud Insights Report Reveals Attempted Fraud Transactions Have Increased By 92% Over Previous Year, dated March 9, 2023.

99.5	NICE Actimize Launches Real-Time Money Mule Defense Solution to Detect Illicit Activity Throughout the Entire Customer Lifecycle, dated March 14, 2023.

99.6	NICE Surpasses Milestone of 1 Million Agents on Cxone, dated March 15, 2023.

99.7	NICE Actimize Honored for Best Anti-Money Laundering Solution by Regulation Asia’s Excellence Awards for Second Consecutive Year, dated March 20, 2023.

99.8	Independent Research Firm Names NICE a Leader in Contact Center as a Service, dated March 27, 2023.

99.9	NICE Announces Enlighten Actions, Creating Humanized AI-driven CX Powered by Generative AI, dted March 27, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

Name:	/s/ Tali Mirsky
Title:	Corporate VP, General Counsel and Corporate Secretary

Dated:	April 4, 2023

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	LanguageLoop Implements NICE CXone to Transform its Customer Experience Operations, dated March 1, 2023.

99.2	NICE Workforce Management Transforms Operations for Alteram Solutions, dated March 7, 2023.

99.3	NICE CXone Selected by Whakarongorau Aotearoa to Improve Contact Center Operations, dated March 8, 2023.

99.4	NICE Actimize 2023 Fraud Insights Report Reveals Attempted Fraud Transactions Have Increased By 92% Over Previous Year, dated March 9, 2023.

99.5	NICE Actimize Launches Real-Time Money Mule Defense Solution to Detect Illicit Activity Throughout the Entire Customer Lifecycle, dated March 14, 2023.

99.6	NICE Surpasses Milestone of 1 Million Agents on Cxone, dated March 15, 2023.

99.7	NICE Actimize Honored for Best Anti-Money Laundering Solution by Regulation Asia’s Excellence Awards for Second Consecutive Year, dated March 20, 2023.

99.8	Independent Research Firm Names NICE a Leader in Contact Center as a Service, dated March 27, 2023.

99.9	NICE Announces Enlighten Actions, Creating Humanized AI-driven CX Powered by Generative AI, dted March 27, 2023.